        Exhibit 99.4

CLASS A SUBORDINATE VOTING SHARES PROXY THIS PROXY IS SOLICITED BY AND ON BEHALF OF MANAGEMENT AND THE BOARD OF DIRECTORS OF THE CORPORATION

The undersigned shareholder of Tesma International Inc. (the "Corporation") hereby appoints Manfred Gingl, or failing him Anthony E. Dobranowski, or failing him Stefan T. Proniuk, or instead of any of them:

as the proxyholder of the undersigned, with full power of substitution, in respect of all the Class A Subordinate Voting Shares of the Corporation held by the undersigned, to attend at, and to act and vote on behalf of the undersigned in respect of all matters that may come before, the Annual and Special Meeting of Shareholders of the Corporation on Tuesday, May 6, 2003 and any and all adjournments thereof, and, without limiting the general authority conferred by this proxy, the undersigned hereby specifically directs such proxyholder as follows:

(a)
to vote FOR ☐ or ABSTAIN ☐ in respect of the election of Manfred Gingl, Oscar B. Marx, III, David Peterson, Belinda Stronach, Judson D. Whiteside, Siegfried Wolf and M. Douglas Young as directors (to withhold your vote from any individual nominee strike a line through the nominee's name);

(b)
to vote FOR ☐ or ABSTAIN ☐ in respect of the reappointment of Ernst & Young LLP as the Auditors of the Corporation and authorizing the Audit Committee of the Board of Directors to fix the Auditors' remuneration; and

(c)
to vote FOR ☐ or AGAINST ☐ or ABSTAIN ☐ in respect of the Stock Option Plan Amendment/Restatement.

        This proxy confers discretionary authority to vote on amendments or variations to the matters identified in the Notice of Annual and Special Meeting of Shareholders and on all other business or matters as may properly come before the meeting or any adjournment(s) thereof.

        The proxyholder will vote FOR the management nominees for the office of director, FOR the reappointment of Ernst & Young LLP as the Auditors of the Corporation and authorizing the directors to fix the Auditors' remuneration, and FOR the Stock Option Plan Amendment/Restatement, where a choice for each such matter is not specified in this proxy.

        The undersigned confirms the express wish that this document and the documents relating hereto, including the Management Information Circular/Proxy Statement, be in English only. Le soussigné confirme sa volonté expresse que ce document et les documents se rattachant à la présente, y compris la circulaire d'information et de procuration de la direction soient rédigés en anglais seulement.

The undersigned hereby revokes any proxy previously given.

Date                                                   , 2003

Signature

NOTES:

1.
This proxy must be signed by the shareholder or his/her attorney duly authorized in writing.

2.
If the shareholder is a corporation, this proxy must be executed by an officer or attorney thereof duly authorized in writing.

3.
Please date this proxy. If not dated, it shall be deemed to be dated the day on which it is mailed.

4.
A shareholder has the right to appoint a person to attend and to act for him/her/it on his/her/its behalf at the meeting other than the management nominees named above. Such right may be exercised by striking out the names of Messrs. Manfred Gingl, Anthony E. Dobranowski and Stefan T. Proniuk and inserting in the space provided the name of the person to be appointed, who need not be a shareholder of the Corporation, or by completing another proper form of proxy.

If your address as shown is incorrect, please give your correct address when returning this proxy.